February 18, 2011

BY FAX AND U.S. MAIL

Ms. JoAnn M. Strasser
Esquire
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

> Re: Variable Insurance Trust
>   Initial Registration Statement
>   on Form N-1A
>   File Nos. 333-171479/811-22512

Dear Ms. Strasser:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on December 30, 2010. The registration statement received a full review. Based on our review, we have the following comments (page numbers refer to the pagination on the Edgarized document):

PROSPECTUS

1.   **Portfolio Summary– Multi-Asset Balanced Portfolio** - *Fees and Expenses of the Portfolios pg. 3* (global comment across portfolio summaries)

     a. Place footnote 2 on the "Total Annual Portfolio Operating Expenses" line.
     b. On page 22, a contractual fee waiver is disclosed. Will that fee waiver be inserted into the fee chart on page 3? If so, follow the footnote instructions on Form N-1A (including describing who can terminate the arrangement and under what circumstances).

2.   **Portfolio Summary– Multi-Asset Balanced Portfolio** – *Portfolio Turnover pg. 3* (global comment across portfolio summaries)

     After the first sentence under this section, include the following sentence: "A higher portfolio turnover rate may indicate higher transaction costs."

3.   **Portfolio Summary– Multi-Asset Balanced Portfolio** – *Principal Investment Strategies pg. 4* (global comment across portfolio summaries)

     With respect to disclosure of "traditional market indexes," provide an example of such index in a parenthetical (i.e., consistent with what is done later on in the prospectus).

4. **Portfolio Summary– Multi-Asset Balanced Portfolio** –*Multi-Managers pg. 4* (global comment across portfolio summaries)

With respect to the term "investment sub-strategies," please use another term per plain English standards.

5. **Portfolio Summary– Multi-Asset Balanced Portfolio** –*Principal Risks pg. 5* (global comment across portfolio summaries)

   a. Acquired fund Limitations and Expenses Risk – after "indirectly bear" delete "these" and insert "the."
   b. Tracking Risks – insert "of" after "because."

6. **Portfolio Summary– Multi-Asset Balanced Portfolio** –*Purchase and Sale of Portfolio Shares pg. 5* (global comment across portfolio summaries)

Include a cross-reference to the variable contract prospectus.

7. **Portfolio Summary– Multi-Asset Growth Portfolio** –*Principal Investment Strategies pg. 7*

With respect to reference to "alternative securities" in the first paragraph, please explain in a parenthetical what comprises "alternative securities" (i.e., as was done with the Balanced Portfolio).

8. **Portfolio Summary – Multi-Asset Alternative Portfolio** –*Principal Investment Strategies pg. 10*

Essentially same comment as 7. In this case, there is a parenthetical but it should be moved to the first occurrence of "alternative securities."

9. **Principal Investment Strategies – Balanced Portfolio** – *pgs. 13-14* (global across investment strategies to the extent applicable)

   a. Please clarify the second sentence of the first paragraph. In particular, what is meant by "the strategy of the particular asset class within the investment portfolio." (This should also be clarified in the Summaries for the Portfolios.)
   b. Please clarify the first bullet point of the fifth paragraph. Consider making the points in two separate bullet points since they seem to encompass separate thoughts (i.e., (1) Identify core asset classes, (2) Assess market or asset class liquidity).
   c. The third bullet point is bracketed. Will this text be retained or deleted?
   d. With respect to the fourth bullet point, please name the 10 key risk management factors.
   e. With respect to the sixth bullet point, please clarify in the text what is meant by "opinion risk."

10. **Principal Risks** –*Limited History of Operations – pg. 18*

Add additional disclosure to this risk, specifically, discuss possible ramifications of a short history of operations.

11. **Frequent Purchases and Redemptions of Portfolio Shares** – *pg. 19*

a. Supplement the market timing disclosure in the prospectus to indicate that a portfolio investing in ETFs may be at a greater risk for market timing risk timing than other kinds of funds. Specifically disclose the reason for the increased risk.

b. In the second sentence of the fourth paragraph, there is a typo – change "policy older" to "policy holder."

12. **Distribution of Shares –** *Distribution Fees – pg. 19*

In the first paragraph, the following sentence appears twice: "Shareholders will receive advance written notice of any increase." Delete the duplicative sentence.

STATEMENT OF ADDITIONAL INFORMATION

13. **The Compass EMP Portfolios** - *pg. 27*

a. In the first paragraph, modify the following disclosure to reflect there are currently 3 series: "There are currently several other series (or portfolios) of the Trust."

b. Two paragraphs of text after the first paragraph appear to have been incorrectly inserted. Please delete.

14. **Exchange Traded Funds** – *pg. 28*

Please supplement the ETF disclosure by disclosing the following:

a. how many ETFs each Portfolio plans to invest in;

b. whether they will be affiliated or unaffiliated (We note there is disclosure in the section under "Securities of Other Investment Companies," that says the Portfolios intend to rely on Rule 12d1-3. However for investor clarification, please state explicitly that the Portfolios do not intend to invest in affiliated Funds, if that is the case);

c. whether the Portfolio will treat each ETF as an issuer or an investment company when applying the Section 5 diversification requirements;

d. whether the Portfolio will invest in creation units

e. in connection with purchase of exchange traded shares, the registrant should also include disclosure regarding brokerage costs.

15. **Trustees and Officers** - *p. 44*

With respect to the Audit Committee –it is disclosed that the committee met 7 times for the fiscal year ended June 30, 2010. Please update this information since this is a new trust. (Note: if no meeting was held, Registrant should disclose that and it may also wish to disclose that the Fund's registration statement was not effective until [insert appropriate date].)

16. **Exhibits and Other Information**

Any exhibits and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

17.   Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, the Registrant should file correspondence with its pre-effective amendment acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider your correspondence as a confirmation of the fact that the Registrant is aware of its responsibilities.

****

Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6758. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Michelle Roberts
Senior Counsel
Office of Insurance Products